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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1

June 11, 2009

VOTING AGREEMENT

TO:

Rimfire Minerals Corporation

Dear Sirs:

The undersigned shareholder (the “Geoinformatics Shareholder”) of Geoinformatics Exploration Inc. (“Geoinformatics”) understands that Geoinformatics proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire Minerals Corporation (“Rimfire”) pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Geoinformatics Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Geoinformatics owned by the Geoinformatics Shareholder and the Common Shares or other securities over which the Geoinformatics Shareholder has control or direction, in favour of the Geoinformatics Resolutions approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics, the Geoinformatics Share Consolidation, the Geoinformatics Name Change and the Geoinformatics Continuance.  This Agreement also sets out the covenants of the Geoinformatics Shareholder in relation to certain matters arising subsequent to the completion of the Arrangement.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Geoinformatics Shareholder acknowledges that Rimfire would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Geoinformatics Shareholder.

As used herein, the term “Securities” means any securities of Geoinformatics that may be voted at the Geoinformatics Meeting.

Part 1 - Geoinformatics Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Geoinformatics Shareholder covenants and agrees in favour of Rimfire that the Geoinformatics Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Geoinformatics;

1

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Geoinformatics Shareholder, in its capacity as a director or officer of Geoinformatics, from taking any steps or actions or doing any things, on behalf of Geoinformatics, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Geoinformatics Shareholder covenants and agrees in favour of Rimfire to vote, or cause to be voted, all Securities held by the Geoinformatics Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Geoinformatics Shareholder, directly or indirectly, or beneficially, at any time prior to the Geoinformatics Meeting and including all other Securities over which the Geoinformatics Shareholder has control or direction) (the “Subject Securities”) in favour of the Geoinformatics Resolutions at the Geoinformatics Meeting.  In furtherance of the Geoinformatics Shareholder’s voting agreement in this section, the Geoinformatics Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Geoinformatics and such individuals or corporations as Geoinformatics may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Geoinformatics Shareholder covenants and agrees in favour of Rimfire that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the common shares of Rimfire on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Geoinformatics Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Geoinformatics Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Geoinformatics.  Subject to the provisions of section 1.6, if an Alternative Transaction involves a meeting or meetings of holders of Securities of Geoinformatics, the Geoinformatics Shareholder covenants and agrees in favour of Rimfire to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Geoinformatics Shareholder covenants and agrees in favour of Rimfire that it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Rimfire, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act (British Columbia)) of the Geoinformatics Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Geoinformatics Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Rimfire.

1.6

Limits to Obligations of Geoinformatics Shareholder.  The obligations of the Geoinformatics Shareholder pursuant to Part 1 of this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof,  the Geoinformatics Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Geoinformatics Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Geoinformatics Shareholder or the holder of any proxy granted on behalf of the Geoinformatics Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Geoinformatics Shareholder in this Agreement, and provided further that the Geoinformatics Shareholder has notified Rimfire of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Geoinformatics Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Geoinformatics, nothing contained in this Agreement will prevent the Geoinformatics Shareholder or such affiliate from acting in his capacity as a director or officer of Geoinformatics in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Geoinformatics.  The foregoing shall not release any Geoinformatics Shareholder from acting in accordance with this Agreement in its capacity as a shareholder of Geoinformatics.

Part 2 – Representations, Warranties and Covenants

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Geoinformatics Shareholder represents, warrants and covenants to and with Rimfire that:

(a)

the class and number of the Securities beneficially owned by the Geoinformatics Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Geoinformatics Shareholder has control or direction as of the date hereof, and all options and convertible securities beneficially owned by the Geoinformatics Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Geoinformatics Shareholder has and will have the right to vote the Subject Securities at the Geoinformatics Meeting;

(c)

if the Geoinformatics Shareholder is not an individual, the Geoinformatics Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Geoinformatics Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Geoinformatics Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Geoinformatics Shareholder enforceable against the Geoinformatics Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Geoinformatics Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Geoinformatics Shareholder is a party or by which the Geoinformatics Shareholder may be bound or, if the Geoinformatics Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Geoinformatics Shareholder set forth in this section 2.1 will be true and correct on the date the Geoinformatics Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Rimfire.

2.2

Representations and Warranties of Rimfire.  By executing this Agreement, Rimfire represents, warrants and covenants to and with the Geoinformatics Shareholder that:

(g)

Rimfire is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(h)

Rimfire has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Rimfire;

(i)

this Agreement constitutes a valid and binding obligation of Rimfire, enforceable against Rimfire in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(j)

neither the entering into of this Agreement nor the performance by Rimfire of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Rimfire is a party or by which Rimfire may be bound or under its articles, by-laws, constating documents or other organizational documents.

Part 3 – Post-Arrangement Covenants

3.1

Transfer of Shares.  The Geoinformatics Shareholder covenants and agrees in favour of Geoinformatics that it will not for a period commencing on the Effective Date and ending on December 31, 2009, directly or indirectly sell, transfer or assign or agree to sell transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto held by the Geoinformatics Shareholder at the Effective Date without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act (British Columbia)) of the Geoinformatics Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement.

3.2

Voting. Provided that at least 2/7 of the directors comprising the board of directors of Geoinformatics will be nominees of the Geoinformatics Shareholder, Geoinformatics Shareholder covenants and agrees in favour of Geoinformatics that the Geoinformatics Shareholder shall, for a period commencing on the Effective Date and ending on the earlier of (i) two years from the Effective Date and (ii) the date on which the Geoinformatics Shareholder holds less than 20% of the voting rights attached to all outstanding voting securities of Geoinformatics, vote, or cause to be voted, the Subject Securities  held by the Geoinformatics Shareholder from time to time in accordance with the unanimous recommendations of the board of directors of Geoinformatics on any matters to be submitted to the shareholders of Geoinformatics.  For greater certainty, a unanimous recommendation of the board of directors of Geoinformatics shall require a resolution of directors of Geoinformatics approved by all directors (excluding conflicted directors) by written consent resolution or at a meeting of directors at which all directors are present.

Part 4 - General

4.1

Time of the Essence.  Time shall be of the essence of this Agreement.

4.2

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

4.3

Specific Performance and Other Equitable Rights.  The Geoinformatics Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Rimfire to sustain injury for which Rimfire may not have an adequate remedy at law for money damages.  Therefore, the Geoinformatics Shareholder agrees that in the event of such breach, Rimfire shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

4.4

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

4.5

Further Assurances.  The Geoinformatics Shareholder, on the one hand, and Rimfire, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.6

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Geologic Resource Fund LP,

Geologic Resource Fund Ltd,

Geologic Resource Opportunities Fund LP, and

Geologic Resource Opportunities Fund Ltd.

(Name of shareholder)

(signed) George Ireland

(Signature)

George Ireland

Chief Investment Officer

Geologic Resource Partners – Investment Advisor

June 11, 2009

(Name and Title if shareholder is a corporation)

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

RIMFIRE MINERALS CORPORATION

By:

(signed) Jason Weber

Name: Jason Weber

Title: President and Chief Executive Officer

GEOINFORMATICS EXPLORATION INC.

By:

(signed) Rosie Moore

Name: Rosie Moore

Title: Chief Executive Officer

SCHEDULE A

No. of Geoinformatics Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Geoinformatics Shareholder:

64,262,851

No. and type of Geoinformatics options and convertible securities held by the Geoinformatics Shareholder:

NIL

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act (British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Jason S. Weber

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

179,500    Of these shares, 20,000 are held in trust for minor children.

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	65,000
	22-Dec-10	1.23	10,000
	17-Jul-11	1.70	25,000
	11-Jan-12	2.04	10,000
	16-Jul-12	2.00	15,000
	10-Dec-12	1.65	125,000
	16-Jul-13	0.90	15,000
	19-Dec-13	0.20	35,000
Share Purchase Warrant	5-Jul-09	2.75	10,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Mark E. Baknes

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

589,100

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	15,000
	22-Dec-10	1.23	10,000
	17-Jul-11	1.70	100,000
	11-Jan-12	2.04	15,000
	16-Jul-12	2.00	15,000
	10-Dec-12	1.65	15,000
	16-Jul-13	0.90	10,000
	19-Dec-13	0.20	20,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

David A. Caulfield

(Name of shareholder)

signed

(Signature)

President (Attunga Holdings Inc.)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

G GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

748,151

193,151 are held by Attunga Holdings Inc.

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	45,000
	22-Dec-10	1.23	15,000
	17-Jul-11	1.70	150,000
	11-Jan-12	2.04	25,000
	16-Jul-12	2.00	50,000
	10-Dec-12	1.65	10,000
	16-Jul-13	0.90	10,000
	19-Dec-13	0.20	35,000
Share Purchase Warrant (Attunga Holdings Inc.)	5-Jul-09	2.75	25,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Dorothy G. Miller

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

20,000

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	15,000
	22-Dec-10	1.23	10,000
	17-Jul-11	1.70	50,000
	11-Jan-12	2.04	10,000
	16-Jul-12	2.00	15,000
	10-Dec-12	1.65	15,000
	16-Jul-13	0.90	10,000
	19-Dec-13	0.20	20,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Henry J. Awmack

(Name of shareholder)

signed

(Signature)

President Running Dog Resources

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

1,370,151

 Of these shares, 73,151 are owned by Running Dog Resources, Inc.

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	20,000
	22-Dec-10	1.23	15,000
	17-Jul-11	1.70	25,000
	11-Jan-12	2.04	10,000
	16-Jul-12	2.00	10,000
	10-Dec-12	1.65	10,000
	19-Dec-13	0.20	15,000
Share Purchase Warrant (FTS)	5-Jul-09	2.75	5,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Bipin Ghelani

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

128,000

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	10,000
	22-Dec-10	1.23	10,000
	17-Jul-11	1.70	25,000
	11-Jan-12	2.04	10,000
	16-Jul-12	2.00	10,000
	10-Dec-12	1.65	10,000
	19-Dec-13	0.20	15,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Alan Hutchison

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

Nil

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	16-Jul-12	2.00	25,000
	10-Dec-12	1.65	5,000
	16-Jul-13	0.90	5,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Jack H.L. Miller

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

63,400

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	9-Dec-09	1.21	10,000
	22-Dec-10	1.23	10,000
	17-Jul-11	1.70	25,000
	11-Jan-12	2.04	10,000
	16-Jul-12	2.00	10,000
	10-Dec-12	1.65	10,000
	19-Dec-13	0.20	15,000
Share Purchase (FTS) Wt	5-Jul-09	2.75	5,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act

(British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

William G. Schur

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

37,650

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	1-Mar-14	0.27	75,000
Share Purchase Warrant	5-Jul-09	2.75	10,000

1

June 11, 2009

VOTING AGREEMENT

TO:

Geoinformatics Exploration Inc.

Dear Sirs:

The undersigned securityholder (the “Rimfire Shareholder”) of Rimfire Minerals Corporation (“Rimfire”) understands that Geoinformatics Exploration Inc. (“Geoinformatics”) proposes to enter into an agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire all of the issued and outstanding common shares in the capital of Rimfire in exchange for the issue of 2.6 common shares in the capital of Geoinformatics (prior to giving effect to a proposed 3:1 share consolidation of Geoinformatics) for each common share of Rimfire so exchanged.

This Agreement sets out the terms and conditions of the agreement of the Rimfire Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the common shares (the “Common Shares”) or other securities in the capital of Rimfire owned by the Rimfire Shareholder and the Common Shares or other securities over which the Rimfire Shareholder has control or direction, in favour of the Rimfire Arrangement Resolution approving, among other things, the acquisition of all of the issued and outstanding common shares of Rimfire by Geoinformatics.

All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Acquisition Agreement.

The Rimfire Shareholder acknowledges that Geoinformatics would not enter into the Acquisition Agreement but for the execution and delivery of this Agreement by the Rimfire Shareholder.

As used herein, the term “Securities” means any securities of Rimfire that may be voted at the Rimfire Meeting.

1.

Rimfire Shareholders Commitment in Favour of the Arrangement

1.1

Non-Solicitation.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and irrevocably agrees in favour of Geoinformatics that the Rimfire Shareholder shall:

(a)

immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or process with any person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal whether or not initiated by Rimfire;

(b)

not, and cause its representatives to not, make, solicit, initiate, encourage, entertain, promote or facilitate, including by way of furnishing information or entering into any form of agreement, written or verbal, any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

1

(c)

not participate or allow its representatives to participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal;

provided, however, that nothing in this section 1.1 shall prohibit the Rimfire Shareholder, in its capacity as a director or officer of Rimfire, from taking any steps or actions or doing any things, on behalf of Rimfire, that are permitted under section 1.8 of this Agreement.

1.2

Voting and Proxy.  Subject to the provisions of section 1.6, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote, or cause to be voted, all Securities held by the Rimfire Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Rimfire Shareholder, directly or indirectly, or beneficially, at any time prior to the Rimfire Meeting and including all other Securities over which the Rimfire Shareholder has control or direction) (the “Subject Securities”) in favour of  the Rimfire Arrangement Resolution at the Rimfire Meeting.  In furtherance of the Rimfire Shareholder’s voting agreement in this section, the Rimfire Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Rimfire and such individuals or corporations as Rimfire may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3

Change in Nature of Transaction.  Subject to the provisions of section 1.7, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that if Geoinformatics and Rimfire mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Geoinformatics or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences) which, in relation to the Rimfire Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Acquisition Agreement (an “Alternative Transaction”), the Rimfire Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Holders of Securities of Rimfire.  Subject to the provisions of section 1.6, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Rimfire, the Rimfire Shareholder covenants and agrees in favour of Geoinformatics to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2.

1.5

Transfer of Shares.  Subject to the provisions of section 1.6:

(a)

the Rimfire Shareholder covenants and agrees in favour of Geoinformatics that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Geoinformatics, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate (within the meaning of the Business Corporations Act (British Columbia)) of the Rimfire Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)

without limiting the generality of the foregoing, the Rimfire Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Geoinformatics.

1.6

Limits to Obligations of Rimfire Shareholder.  Subject to section 2.1, the obligations of the Rimfire Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:

(a)

the Effective Time; and

(b)

the time at which the Acquisition Agreement is terminated in accordance with its terms.

1.7

Exception.  Notwithstanding any other provision hereof, the Rimfire Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Rimfire Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Entity restraining or enjoining the Rimfire Shareholder or the holder of any proxy granted on behalf of the Rimfire Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Rimfire Shareholder in this Agreement, and provided further that the Rimfire Shareholder has notified Geoinformatics in writing of such order or decree, to the extent it is aware of same.

1.8

Further Exception.  Notwithstanding any other provision hereof, if the Rimfire Shareholder or its affiliate (within the meaning of the Business Corporations Act (British Columbia)) is a director or officer of Rimfire, nothing contained in this Agreement will prevent the Rimfire Shareholder or such affiliate from acting in his capacity as a director or officer of Rimfire in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Rimfire.  The foregoing shall not release any Rimfire Shareholder from acting in accordance with this Agreement in its capacity as a shareholder or other securityholder of Rimfire.

2.

General

2.1

Representations, Warranties and Covenants.  By executing this Agreement, the Rimfire Shareholder represents, warrants and covenants to and with Geoinformatics that:

(a)

the class and number of the Securities beneficially owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, all Securities over which the Rimfire Shareholder has control or direction as of the date hereof, and all options and convertible securities owned by the Rimfire Shareholder at the date hereof, whether directly or indirectly, are as specified in Schedule A to this Agreement;

(b)

the Rimfire Shareholder has and will have the right to vote the Subject Securities at the Rimfire Meeting;

(c)

if the Rimfire Shareholder is not an individual, the Rimfire Shareholder is duly incorporated or otherwise formed, and is organized and validly existing under the laws of its jurisdiction of incorporation or formation;

(d)

the Rimfire Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Rimfire Shareholder;

(e)

this Agreement constitutes a valid and binding obligation of the Rimfire Shareholder enforceable against the Rimfire Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)

neither the entering into of this Agreement nor the performance by the Rimfire Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Rimfire Shareholder is a party or by which the Rimfire Shareholder may be bound or, if the Rimfire Shareholder is not an individual, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Rimfire Shareholder set forth in this section 2.1 will be true and correct on the date the Rimfire Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Geoinformatics.

2.2

Representations and Warranties of Geoinformatics.  By executing this Agreement, Geoinformatics represents, warrants and covenants to and with the Rimfire Shareholder that:

(a)

Geoinformatics is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)

Geoinformatics has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Geoinformatics;

(c)

this Agreement constitutes a valid and binding obligation of Geoinformatics, enforceable against Geoinformatics in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)

neither the entering into of this Agreement nor the performance by Geoinformatics of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Geoinformatics is a party or by which Geoinformatics may be bound or under its articles, by-laws, constating documents or other organizational documents.

2.3

Time of the Essence.  Time shall be of the essence of this Agreement.

2.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights.  The Rimfire Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Geoinformatics to sustain injury for which Geoinformatics may not have an adequate remedy at law for money damages.  Therefore, the Rimfire Shareholder agrees that in the event of such breach, Geoinformatics shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6

Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by  facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.

2.7

Further Assurances.  The Rimfire Shareholder, on the one hand, and Geoinformatics, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

2.8

Severability.  If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.

If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

Mark T.H. Selby

(Name of shareholder)

signed

(Signature)

(Name and Title if shareholder is a corporation)

June 11, 2009

(Date)

The undersigned agrees with and accepts the terms of this letter Agreement.

GEOINFORMATICS EXPLORATION INC.

By:

signed

Name: R. Moore

Title: CEO

SCHEDULE A

No. of Rimfire Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Rimfire Shareholder:

Nil

No. and type of Rimfire options and other convertible securities held by the Rimfire Shareholder:

Type	Expiry date	Exercise price	Number
Options	1-Mar-14	0.27	75,000

This is a confirmed, redacted version of a document that was prepared to provide certain information to Rimfire Minerals Corporation and not for purposes of disclosure to investors or for any other purpose. Investors and potential investors are cautioned that it would be inappropriate to rely on this information when making an investment decision.

GEOINFORMATICS EXPLORATION INC. – DISCLOSURE LETTER

June 11, 2009

TO:

RIMFIRE MINERALS CORPORATION (“Rimfire”)

RE:

ACQUISITION AGREEMENT DATED JUNE 11, 2009 (the “Acquisition Agreement”) BETWEEN GEOINFORMATICS EXPLORATION INC. (“Geoinformatics” AND RIMFIRE

The disclosure set out in this letter and the attached schedules forms part of and is incorporated by reference into the Acquisition Agreement.  This letter and the attached schedules shall constitute the Geoinformatics Disclosure Letter (the “Disclosure Letter”) for the purposes of the Acquisition Agreement.  The purpose of this Disclosure Letter is to clarify the disclosure of qualifications, modifications or exceptions to certain representations and warranties contained in the Acquisition Agreement and to provide specific disclosure required to be made pursuant to the Acquisition Agreement.

Capitalized terms used in this Disclosure Letter, but not otherwise defined herein, shall have the meanings ascribed to them in the Acquisition Agreement.  The disclosure in any numbered paragraph of the Disclosure Letter shall qualify the corresponding section of the Acquisition Agreement.  For greater clarity, any introductory language and headings in this Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Acquisition Agreement. Disclosure in the appropriate paragraph of this Disclosure Letter constitutes disclosure for all purposes under the Acquisition Agreement and this Disclosure Letter.

References to documents in this Disclosure Letter are summaries only and are not intended to be a full description of those documents.

This Disclosure Letter is qualified in its entirety by reference to the provisions of the Acquisition Agreement and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Acquisition Agreement.

5.1(g)

Ownership of Subsidiaries and Other Equity Interests

Please refer to Schedule 5.1(g) attached for organizational chart and listing of subsidiaries.

Equity Investments

•

Clancy Exploration Limited (ASX: CLY) – Geoinformatics Exploration Inc. holds 22,805,506 ordinary shares (21,355,506 are held in escrow until July 11, 2009) representing approximately 44.6% of the total outstanding. In addition, Geoinformatics Exploration Inc. has subscribed for 5,701,376 additional shares under a Rights Offering, which is expected to close prior to June 30, 2009.

•

Laurion Minerals Exploration Inc. (TSXV: LME) – Geoinformatics Exploration Canada Limited holds 2,000,000 common shares in Laurion Minerals Exploration Inc. and 1,000,000 warrants (500,000 with an exercise price of $0.10 and 500,000 with an exercise price of $0.11, both expiring August 31, 2009).

5.1(j)

Liabilities

(Text has been redacted)

5.1(m)(i)

Taxes

(text has been redacted)

5.1(n)

Property

Please refer to Schedule 5.1(n) attached.

5.1(u)

Contracts

2012860 Ontario Limited has a lease for the Vancouver office which expires on 31 July 2009. Two months lease payments are on deposit with the landlord totalling $10,426.01.

Vehicle lease for Dodge Grand Caravan for 48 months commencing July 15, 2007 with monthly payments of $491.79. Security deposit of $3,000 on account.

5.1(bb)(ii)

Benefits Plans

Each employee of Geoinformatics Exploration Inc. and its subsidiaries are eligible for vacation which depending on the respective level is between 2 - 4 weeks paid vacation per calendar year.

Each Canadian employee is eligible to participate in the Company’s health and benefit group package with the premium being paid by the Company. The taxable benefit of this is included in the employee’s T4 annually. For US employees, the Company reimburses the cost of any health coverage the employee secures, based on equivalent benefits to the Canadian plan.

5.1(aa)(iv)

Benefit Plan Taxes

No taxes are owing or eligible under any of the Geoinformatics Benefit Plans other than attributable to the respective employees at the end of the year following preparation of their respective T-4’s.

5.1(bb)(i)

Labour and Employment

Employee	Title	Employed Since	Salary	Bonus	Material Terms
Darren Holden	COO	1991	Cdn$180,000	$20,000/yr	Guaranteed minimum bonus $20K/yr; Relocation package to Perth; 4 weeks vacation per year; Vehicle leased on his behalf; Replacement of 75% of loss on sale of Vancouver home.
(text has been redacted relating to non-officer employees)
Petra Decher	CFO	June 2005	Cdn$112,500	-	No formal contract exists.

There are no employees on long term disability. There are no employment contracts which contain change of control provisions or termination provisions other than statutory requirements, other than Mr. Holden. His employment agreement has a termination without cause clause which allows for a payment of one half of his annual salary in lieu of notice thereof.

5.1(cc)

Related Party Transactions

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million.  The line of credit will bear interest at an annual rate of 15%, payable at maturity and matures on September 30, 2010.

On March 27, 2009, the Company drew $1,000,000 under the line of credit and as at March 31, 2009 had $1,000,000 outstanding under the line of credit. On June 8, 2009, the Company drew an additional $750,000 under the line of credit.

5.1(ff)

Brokers

(Text has been redacted)

5.1(hh)

Insurance

Policy	Limits	Renewal date	Premium
Directors and Officers Insurance - AIG	Cdn$5,000,000	May 18, 2010	Cdn$29,700
Commercial and Property Insurance - Chubb	Cdn$1,000,000	July 31, 2009	Cdn$26,500
Commercial Liability - Mexico	MXP 1,000,000	Sept 2009	MXP 700
Automobile Insurance - Mexico	Market value of vehicles	Sept and Dec 2009	MXP 11,000
Property Insurance - Mexico	Dependent on type of loss	Sept 2009	MXP 2,500

Worker’s compensation Insurance - Australia	Common law liability limited to Aus$50M to any one event	Feb 28, 2010	N/A
Public Liability – Australia	Aus$5,000,000	Feb 28, 2010	N/A
Property Insurance	Aus$55,000	Feb 28, 2010	N/A

5.1(ii)

Rights of Other Persons

Please refer to Schedule 5.1(n) – Mineral Claims and Property Interests.

5.1(jj)

Fees and Expenses

Geoinformatices estimates that the fees associated with this Agreement will total $625,000. (Additional text has been redacted).

6.1(k)

Approvals

Nothing outside the ordinary course.

[Signature page follows]

Yours truly,

GEOINFORMATICS EXPLORATION INC.

By:

(signed) Rosie Moore

Name:

Rosie Moore

Title:

Chief Executive Officer

By:

(signed) Darren Holden

Name:

Darren Holden

Title:

Chief Operating Officer

Receipt is hereby acknowledged by

Rimfire Minerals Corporation

on this     11th      day of     June     , 2009.

By:

(signed) Jason Weber

Name: Jason Weber

Title: President and Chief Executive Officer

SCHEDULE 5.1(g)

OWNERSHIP OF SUBSIDIARIES

Geoinformatics
Exploration Inc.
(Yukon)
March 30, 1980
75,705,829 common shares
100%
100%
100%
GXL USA, INC.
(Delaware)
August 16, 2007
100 common shares
2012860 Ontario Limited
(formerly Geoinformatics
Exploration Ltd.)
(Ontario)
July 2002
12,000,000 common shares
Geoinformatics
Exploration Canada Limited
(CBCA)
May 5, 2005 - 1 common share
100%
100%
Minera Geoinformatica
S.A. de C.V
(Mexico)
50 Ordinary Shares
Geoinformatics
Explorations Ireland
Limited
(Ireland)
Acquired July 2002- 102 Ordinary Shares
100%
100%
Geoinformatics
Exploration Australia
Pty Ltd.
(Australia)
5,692,308 ordinary shares
1,915,000 preferred Shares
Geoinformatics Alaska
Exploration, Inc.
(Alaska)
April 8, 2003 –
1,000 common shares
44.6%
Clancy Exploration
Pty Ltd.
(Australia)
July 17, 2003
Tasmania Exploration
Pty Ltd.
(Tasmania)
March 9, 2005
100%

SCHEDULE 5.1(n)

MINERAL CLAIMS AND PROPERTY INTERESTS

SCHEDULE to 5.1(n)
Project Name	Jurisdiction	Number of Claims	Area (Hectares)	Ownership	Back In Right Royalty	Comments
Whistler	Alaska, USA	732	44873	Certain claims 100% GAE. Others under 100% assignment of 25 claims in the Kennecott Exploration – Kent Turner agreement .

Back In Right in Favour of Kennecott as per terms of SOBIRA and First Amendment to SOBIRA (pending finalization). Net Smelter Returns royalty to Kent Turner on specifc areas; Net Profits Interest to Teck Cominco on specific areas

Uncle Sam	Alaska, USA	194	3140	100% GAE	2% Net Smelter Returns Royalty to International Royalty Corp.
Takla Redton	British Columbia, Canada	213	93760	Geoinformatics completed 85% initial earn in. Claims remain in the name of Redton Resources Inc	Back in Right in favour of Kennecott as per the terms of SOBIRA.
Takla Rainbow	British Columbia, Canada	4	2372	GEC completed 85% initial earn in. Claims remain in the name of Lorne Warren.	Back in Right in favour of Kennecott as per the terms of SOBIRA.
Mesilinka	British Columbia	111	47225	100% GEC	Back in Right in favour of Kennecott as per the terms of SOBIRA.	Proposed to be relinquished September, 2009

Quesnellia	British Columbia	36	15811	100% GEC	Back in Right in favour of Kennecott as per the terms of SOBIRA.	Proposed to be relinquished September, 2009
Kliyul	British Columbia	63	7654	100% Kennecott. Joint Venture with First Majestic Minerals (35%); Athlone Energy (25%) – see note in comments	Back in Right in favour of Kennecott as per the terms of SOBIRA.	Kennecott have promissory to assign claims to GEC but is attempting to resolve Joint Venture partner interests before it can do so.
In reference to BC Projects above - Geoinformatics Exploration Canada has C$3,514,079 in portable assessment credits in British Columbia
Graydon Lake	Ontario	10	2176	50% Laurion Minerals / 50% GEC	Back in Right in favour of Anglo American as per terms of Anglo American agreement
Fox Mountain	Ontario	7	1728	50% Laurion Minerals / 50% GEC	Back in Right in favour of Anglo American as per terms of Anglo American agreement
Dorothea	Ontario	6	1344	50% Laurion Minerals / 50% GEC	Back in Right in favour of Anglo American as per terms of Anglo American agreement
Raymond	Ontario	14	3440	50% Laurion Minerals / 50% GEC	Back in Right in favour of Anglo American as per terms of Anglo American agreement
Midlothian	Ontario	14	3136	50% Laurion Minerals / 50% GEC	Back in Right in favour of Anglo American as per terms of Anglo American agreement

Colorback	Nevada / BLM	121	979	100% GAE	-	Claim dispute on certain GAE lode claims which overlap Nevada Rae Inc placer claims.
Hilltop	Nevada / BLM	82	664	100% GAE	-
Red Star	Nevada / BLM	127	1028	100% GAE	Back in Right in favour of Kennecott as per the terms of SOBIRA.	Proposed to be relinquished August 2009
San Juan	New Mexico / BLM	56	1035	100% Kennecott Exploration; Assigned 100% GAE	Back in Right in favour of Kennecott as per the terms of SOBIRA.
Rifleshot	New Mexico / BLM	129	1044	100% GAE	Back in Right in favour of Kennecott as per the terms of SOBIRA.	Proposed to be relinquished August 2009
El Llano Del Nogal	Sonora	4	12155	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Cumobabi	Sonora	5	35783	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Tabsico	Sonora	3	2154	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Jaguey	Sonora	4	4818	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Pozo De Nacho	Sonora	4	7544	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA

Cardelena	Sonora	2	2949	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
San Nicolas	Sonora	1	2631	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Batacosa	Sonora	1	3591	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Arroyo Amarillo	Sonora	1	896	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Los Chinos	Sonora	2	9392	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
Estacion Llano	Sonora	1	2379	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
La Ramada	Sonora	1	4115	40% MGE / 60% Minera Piedra Azul (subsidiary of Azure Minerals Ltd)	Back in Right in favour of Kennecott as per the terms of SOBIRA
El Nilo – Cairo	Durango	1	7391	100% MGE	Back in Right in favour of Kennecott as per the terms of SOBIRA
Suaqui Verde	Sonora	3	5518	100% MGE	Back in Right in favour of Kennecott as per the terms of SOBIRA
San Juan Son	Sonora	2	4660	100% MGE	Back in Right in favour of Kennecott as per the terms of SOBIRA

Santa Fe	Sonora	2	5479	100% MGE	Back in Right in favour of Kennecott as per the terms of SOBIRA
El Tecolote	Sonora	2	11408	100% MGE	Back in Right in favour of Kennecott as per the terms of SOBIRA
La Noria Main	Sinaloa	1	13963	100% MGE	2% Net Smelter Returns Royalty as per terms of SOBIRA (Back In Right relinquished).
La Noria - Las Minas 2 / El Cascabel	Sinaloa	2	258	MGE option to purchase 100% from Andres Enrique Arellano Ruiz	2% Net Smelter Returns Royalty as per terms of SOBIRA (Back In Right relinquished).
La Noria East - El Tiro	Sinaloa	1	4490	100% MGE	2% Net Smelter Returns Royalty as per terms of SOBIRA (Back In Right relinquished).
Mackenzie Craton	North West Territories	NA	NA	GEC has a 1% Gross Over Riding royalty on Sanatana Diamonds Inc. discoveries in the region	NA
Oscar Property	British Columbia	NA	NA	GEC has a 0.5% Net Smelter Returns royalty on the Oscar Property held by Dajin Resources Corp.	NA
East Timmins	Ontario	NA	NA	GEC has a 0.5% Net Smelter Returns royalty on the East Timmins Project Area with St Andrew Goldfields Ltd.	NA

ABBREVIATIONS:

GAE = Geoinformatics Alaska Exploration Inc (wholly owned subsidiary of Geoinformatics Exploration Ireland which is a wholly owned subsidiary of Geoinformatics Exploration Inc)

GEC = Geoinformatics Exploration Canada Ltd (wholly owned subsidiary of Geoinformatics Exploration Inc)

MGE = Minera Geoinformatica SA De CV (wholly owned subsidiary of Geoinformatics Exploration Inc)

SOBIRA = Standardization of Back In Rights Agreement between Geoinformatics Exploration Inc and Kennecott Exploration Ltd

BLM = Bureau of Land Management (Federal) in the United States of America.

RIMFIRE MINERALS CORPORATION – DISCLOSURE LETTER

June 11, 2009

TO:

GEOINFORMATICS EXPLORATION INC. (“Geoinformatics”)

RE:

ACQUISITION AGREEMENT DATED JUNE 11, 2009 (the “Acquisition

Agreement”) GEOINFORMATICS AND RIMFIRE MINERALS   CORPORATION (“Rimfire”)

The disclosure set out in this letter and the attached schedules forms part of and is incorporated by reference into the Acquisition Agreement.  This letter and the attached schedules shall constitute the Rimfire Disclosure Letter (the “Disclosure Letter”) for the purposes of the Acquisition Agreement.  The purpose of this Disclosure Letter is to clarify the disclosure of qualifications, modifications or exceptions to certain representations and warranties contained in the Acquisition Agreement and to provide specific disclosure required to be made pursuant to the Acquisition Agreement.

Capitalized terms used in this Disclosure Letter, but not otherwise defined herein, shall have the meanings ascribed to them in the Acquisition Agreement.  The disclosure in any numbered paragraph of the Disclosure Letter shall qualify the corresponding section of the Acquisition Agreement.  For greater clarity, any introductory language and headings in this Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Acquisition Agreement.  Disclosure in the appropriate paragraph of this Disclosure Letter constitutes disclosure for all purposes under the Acquisition Agreement and this Disclosure Letter.

References to documents in this Disclosure Letter are summaries only and are not intended to be a full description of those documents.

This Disclosure Letter is qualified in its entirety by reference to the provisions of the Acquisition Agreement and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Acquisition Agreement.

3.1(f)

Capitalization

Authorized: Unlimited common shares without par value

Issued and fully paid common shares: 25,707,251

Incentive Stock Options: 2,315,000

Expiry Date	Options Outstanding Number of shares	Options Exercisable Number of shares	Exercise price
18-Jun-09	125,000	125,000	$ 0.96
09-Dec-09	195,000	195,000	1.21
22-Dec-10	100,000	100,000	1.23
17-July-11	640,000	640,000	1.70
11-Jan-12	115,000	115,000	2.04
16-July-12	330,000	280,000	2.00
10-Dec-12	240,000	208,750	1.65
16-July-13	165,000	127,500	0.90
19-Dec-13	255,000	220,000	0.20
01-Mar-14	150,000	75,000	0.27
	2,315,000	2,086,250

Warrants: 3,040,292

Broker Warrants	139,080	$ 2.00	05-July-09
Share Purchase Warrant	2,901,212	2.75	05-July-09

Please refer to Schedule 3.1(f) for detailed contingent share payments contained within property option agreements.

3.1(h)

Subsidiaries

Rimfire Alaska, Ltd. (“RAL”)

Incorporated on August 19, 1998

Jurisdiction –Alaska, USA (64596-D)

100% owned by Rimfire Minerals

Rimfire Nevada Ltd. (“RNL”)

Incorporated on January 4, 2005

Jurisdiction – Nevada, USA (105C-05)

Extra Provincial Registration A0064480

100% owned by Rimfire Minerals

Rimfire Australia Pty Ltd. (“RAPL”)

Incorporated on August 23, 2006

Jurisdiction: Victoria, Australia (ACN: 121 382 554)

Registered office – Sydney NSW Australia

100% owned by Rimfire Minerals

3.1(r)

Mineral Claims and Property Interests

Property	Location	Number of tenures	Ownership	Area (hectares)	NSR
Barmedman	NSW, Australia	1	60% Inmet Farm-In (not complete)	15,074	yes
Boulevard	Yukon	238	50% Northgate 50% RFM	4,820	no
Fer	Yukon	42	RFM-100%	850	yes
Gillis	BC	14	RFM Option 100%	6,182	yes
Goodpaster	Alaska	1664	60% Rubicon option (not complete)	74,430	partial
Grizzly	BC	8	RFM-100%	2,652	yes
Jake	BC	65	RFM Option to purchase 100%	27,754	yes
Kizmet	BC	8	RFM-100%	5,471	yes
Lachlan Fold Belt	NSW, Australia	3	100% Rimfire Australia	30,023	yes
Poker Creek	BC	6	RFM-100%	2,516	no
Poncho	Nevada	118	100% Rimfire Nevada	949	yes
Quesnel Trough	BC	79	51% Xstrata option (not complete)	34,570	no
RDN	BC	14	RFM-100%	8,576	yes
Springfield	NSW, Australia	1	Jaguar Minerals – option/JV	6,954	yes
Thorn	BC	18	RFM-100%	14,689	yes
Tide	BC	4	51% American Creek 49% RFM	2,964	yes
Victoria Goldfields	Victoria, Australia	3	Northgate (Australia) option	88,679	no
Wernecke Breccia	Yukon	1926	80% Fronteer Development 20% RFM	420,000	yes
Williams	BC	58	RFM-100%	26,136	yes

Please refer to Schedule 3.1(r) for detailed claim lists and royalties for each property.  Please refer to Item 4 of Rimfire’s Annual Information Form on Form 20-F for the fiscal year ended January 31, 2009 filed on SEDAR on May 8, 2009 for the particulars of Contracts pursuant to which Rimfire acquired or holds its interest in the foregoing Rimfire Concessions.

3.1(s)

Rimfire Material Contracts

Lease for office space expires November 30, 2010. Last two months lease have been prepaid. Current basic and operating costs are $10,617.18 plus GST per month for 2,974 square feet of rentable area. Text redacted.

Please refer to Item 10 of Rimfire’s Annual Information Form on Form 20-F for the fiscal year ended January 31, 2009 filed on SEDAR on May 8, 2009 for the particulars of Rimfire Material Contracts.

3.1(y)

Employee Benefits

Text redacted

3.1(z)

Employee Matters

Current employees of Rimfire are:

Text redacted

3.1(cc)

Related Party Transactions

•

Equity Exploration Consultants Ltd. and Equity Geoscience Ltd.

There is a management contract for the services of David A. Caulfield as Director, Business Development. A new contract has not been signed, pending completion of this transaction. The previous contract contained an automatic extension provision, so payments have been continued under the existing contract. See Schedule 3.1 (cc) for the contract.

Some of Rimfire’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by two directors of Rimfire (redacted) Balances payable to Equity for fees and reimbursement of costs incurred on behalf of Rimfire have been separately disclosed in Rimfire’s financial statements as “Payable to Related Party”. Fees charged to Rimfire by Equity are on the same basis as those charged by Equity to unrelated third parties.

•

Redacted [Two directors] each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

3.1(ff)

Rights of Other Persons

Text redacted

3.1(hh)

Fees and Expenses

Text redacted

3.1(jj)

Insurance

Policy	Limits	Renewal date
General Liability – Chubb/Lloyds	CGL - $5,000,000 Property $172,000	April 14, 2010
ICBC Rental Insurance	$1,000,000 liability Value of rented vehicle	July 31, 2009
Non-Owned Aviation – AIM	$5,000,000	August 14, 2009
Directors and Officers – Travelers	$5,000,000	December 13, 2009
General Liability Australia–Lloyds	A $20,000,000	January 13, 2010

6.1(k)

Approvals

Text redacted

Yours truly,

RIMFIRE MINERALS CORPORATION

By:

(signed) Jason Weber

Name:

Jason Weber

Title:

Chief Executive Officer

By:

(signed) Dorothy Miller

Name:

Dorothy Miller

Title:

Chief Financial Officer

Receipt is hereby acknowledged by

Geoinformatics Exploration Inc.

on this    11th     day of     June     , 2009.

By:

(signed) Rosie Moore

Name:

 Rosie Moore

Title:

Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 22, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer